UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

(Under the Securities Exchange Act of 1934)
(Amendment No.2)*

ADVO INC.
------------------------------------------------------
(Name of Issuer)

COMMON STOCK
---------------------------------
(Title of Class of Securities)

007585102
-----------------------
(Cusip Number)

December 31, 2002
_____________________________________
(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[X]  Rule 13d-1   (b)
[ ]  Rule 13d-1   (c)
[ ]  Rule 13d-1   (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

[Continued on the following page(s)]
Page 1 of 4 Pages

CUSIP No.	007585102       		Page 2 of 4 Pages
----------------------------------------------------------------
1.	Name of reporting person
 	S.S. or I.R.S. identification no. of above person

	David L. Babson & Company Inc.
	04-1054788
----------------------------------------------------------------


2.	Check the appropriate box if a member of a group
	(a)(   )
	(b)( X )
----------------------------------------------------------------
3.	SEC use only

----------------------------------------------------------------
4.	Citizenship or place of organization
	Massachusetts

 ----------------------------------------------------------------

Number of shares beneficially owned by each reporting person with:

5.	Sole Voting Power

      		808,415
	-----------------------------
6 	Shared Voting Power

		      36,175
	-----------------------------

 7	Sole Dispositive Power

	 		844,590
  -----------------------------

8.	Shared Dispositive Power

       	         0
--------------------------------

9.	Aggregate amount beneficially owned by each reporting person

                   844,590
	---------------------------------------------------------------
10.	Check if the aggregate amount in row (9) excludes certain shares*

----------------------------------------------------------------
11.	Percent of class represented by amount in row 9
    	 4.26%
----------------------------------------------------------------
12.	Type of Reporting person
	IA

Page 3 of 4 Pages 					Cusip #: 007585102

SCHEDULE 13G

ITEM 1(A):  NAME OF ISSUER:

	ADVO, INC.





1(B):  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

ONE UNIVAC LANE
P O BOX 755
WINDSOR, CT.  06095-0755


ITEM 2(A):  NAME OF PERSON FILING:

	David L. Babson & Company Inc. ("DLB")

ITEM 2(B):  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

	One Memorial Drive
	Cambridge, Massachusetts  02142-1300

ITEM 2(C):  CITIZENSHIP:

	See Item 4 of Cover Page

ITEM 2(D):  TITLE OF CLASS OF SECURITIES:

	See Cover Page

ITEM 2(E):  CUSIP NUMBER:

	See Cover Page

ITEM 3:  TYPE OF REPORTING PERSON:

If this statement is filed pursuant to sections 240.13d-1 (b) or 240.13d-2 (b) or (c), check whether the filing person is a:

(e) [X]  An investment adviser in accordance with
         Section 240.13d-1 (b) (1) (ii) (E)

ITEM 4:  OWNERSHIP:

(a)	AMOUNT BENEFICIALLY OWNED:  DLB, in its capacity as investment adviser, may be deemed the beneficial owner of 844,590 shares of common stock of the Issuer which are owned by investment advisory client (s).

(b)	PERCENT OF CLASS: 4.26%

(c)	For information on voting and dispositive power with respect to the above listed shares, see Items 5 - 8 of Cover Page.










Page 4 of 4 Pages				Cusip #:007585102




ITEM 5:  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

ITEM 6:  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
	ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
	COMPANY:

		Not Applicable

ITEM 8:  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

ITEM 9:  NOTICE OF DISSOLUTION OF GROUP:

		Not Applicable

ITEM 10:  CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

		Date: January 21, 2003

		Signature:  --//Leslie A. Meinhart//--
		Name/Title:  LESLIE A. MEINHART
             		 Compliance Manager








January 21, 2003

Securities and Exchange Commission
Operations Center
Attn:  Stop 0-7
6432 General Green Way
Alexandria, VA 22312-2413




Re:	SCHEDULE 13G RELATING TO COMMON STOCK OF ADVO INC.
      FOR THE YEAR ENDING DECEMBER 31, 2002





Dear Sir or Madam:

David L. Babson & Company Inc. is filing today a Schedule
13G through the EDGAR system as required by Section 240.13d-1(b) to reflect beneficial ownership of greater than 5% of the outstanding stock of the above-mentioned issuer.

Please note that the shares as to which this Schedule is filed are owned by various investment advisory clients of David L. Babson & Company Inc., which may be deemed a beneficial owner of the shares only by virtue of the direct or indirect investment discretion it possesses pursuant to the provisions of investment advisory agreements with such clients.

A copy of the Schedule 13G is being sent to the issuer as required by Rule 13d-7.

Comments or questions concerning the above may be directed to the undersigned at (617) 761-3798.

Sincerely,

//Leslie A. Meinhart//
LESLIE A. MEINHART
Compliance Manager